Exhibit 1.

ARTICLES OF ASSOCIATION (*Stanovy*)
OF ČEZ, a. s.

I.
BASIC PROVISIONS

Article 1
Foundation and Incorporation of the Company

1.   The joint stock company ČEZ, a. s. (hereinafter referred to only as the "company") was founded without notice for subscription of shares by virtue of a deed of foundation upon the decision of the National Property Fund of the Czech Republic, Identification No.: 41 69 29 18, with its registered seat at the address Praha 2, Rašínovo nábř. 42, dated April 30, 1992.

2.   The company was incorporated by virtue of its entry in the Commercial Register on May 6, 1992.

Article 2
Corporate Name and Registered Office of the Company

1.   The corporate name of the company is ČEZ, a. s.
2.   The company's registered office is Duhová 2/1444, Prague 4, 140 53.
3.   The company's Business Identification No. is 45 27 46 49.
4.   The company's Tax Identification No. is 001 - 45 27 46 49.

Article 3
Duration of the Company

The company was founded for an indefinite period of time.

Article 4
Entries of the Data of the Company into the Commercial Register

1.   The company is recorded in the Commercial Register administered by the Municipal Court in Prague, under Section B, File No. 1581.

Article 5
Scope of Business

1.   The scope of the company's business is as follows:

a)   power production,
b)   power distribution,
c)   power trading,
d)   thermal energy production,
e)   thermal energy distribution,
f)   power equipment designing,
g)   electronic equipment installation and repairs,
h)   electrical equipment and devices installation and repairs,

i)   automated data processing,

j)   reserved electrical equipment installation, repairs, reviews, and testing,

k)   testing, measuring, and analyses,

l)   reprographic services,

m)   demineralized water production,

n)   oil, water, and coal analyzing,

o)   leasing and renting of movables,

p)   purchase of goods for the purpose of their resale, and sale of goods (retail or wholesale),

q)   reserved pressure equipment, boilers, and pressure vessels installation, repairs, reconstruction, reviews, and testing, periodical testing of gas vessels,

r)   metal working,

s)   technical activities in transport ,

t)   business, financial, organizational, and economic advisory services,

u)   hazardous waste handling business,

v)   water fitting trade,

w)   insulation installations,

x)   software provision,

y)   accommodation services,

z)   catering,

a1)   water and sewage systems operation,

b1)   production and imports of chemicals and chemical agents classified as explosive, oxidizing, extremely combustible, highly combustible, highly toxic, toxic, carcinogenic, mutagenic, toxic for reproduction, environmentally hazardous, and sale of chemicals and agents classified as highly toxic and toxic,

c1)   power industry advisory services,

d1)   ground water sample analyzing,

e1)   decontamination works,

f1)   production of construction materials,

g1)   representation within the framework of customs proceedings,

h1)   operation of petrol stations with lubricants and fuels,

i1)   production and imports of chemicals and chemical agents classified as combustible, harmful to health, caustic, irritating, and allergenic,

j1)   organization of expert courses, training, and other educational events, including lecturing,

k1)   psychological advisory services and diagnostics,

l1)   operation of cultural and culturally-educational facilities,

m1)   provision of services in the area of safety and health protection at work,

n1)   technically-organizational activities in the area of fire protection,

o1)   engineering activities in investment construction,

p1)   waste management (not including hazardous waste).

Article 6
Registered Capital of the Company and Method of Share Issue Price Repayment

1.   The company's registered capital shall amount to CZK 59,208,846,100 (to wit: fifty-nine billion two hundred and eight million eight hundred and forty-six thousand one hundred Czech crowns).

2.   In subscribing for new shares, monetary as well as in-kind contributions are permissible. In-kind contributions shall be assessed by an expert pursuant to the provisions of legal rules and regulations.

Article 7
Company Shares

1. The company's registered capital shall be divided into 592,088,461 shares, each having a nominal value of CZK 100 (to wit: one hundred Czech crowns). All shares are book-entered.

2. All company shares shall be bearer shares. All company shares shall be registered.

3. Rights related to book-entered bearer shares shall be exercised by the person recorded as of the relevant record date in the lawfully stipulated securities register administered by the Securities Center in Prague, unless provided otherwise by law.

Article 8
Issuance of Bonds

1. Based on the general meeting's decision, the company may issue bonds with the attached right to exchange the same for the company's stocks (convertible bonds) or with the attached preferable right to the subscription of shares (priority bonds), provided that the general meeting simultaneously decides on a conditional increase in the registered capital.

2. The method of issuance of bonds shall be governed by law and shall be subject to approval by the relevant state authority pursuant to the provisions of such legal rules and regulations.

II.
SHAREHOLDERS' RIGHTS AND OBLIGATIONS

Article 9
Shareholders' Rights

1. Each shareholder shall be authorized, under the terms and conditions set forth in Section 178 of the Commercial Code, to receive a share in the company's profits (dividend), which the general meeting has approved for distribution with a view to the economic result. Such share shall be determined using the ratio of nominal value of the shareholder's shares to the nominal value of shares held by all shareholders. The right to dividend shall pertain to each shareholder registered as the owner of a share/shares in the Securities Center as of the date of the general meeting that shall decide on dividend payment. Such date shall be the record date for dividend payment. No shareholder shall be obliged to return to the company any dividend received in good faith.

2. During the term of existence of the company or upon its winding up, no shareholder shall be authorized to request remittance of its contributions. Payments provided for by law shall not be deemed remittance of contributions. Upon the company's winding up with liquidation, each shareholder shall be authorized to receive a share in the company's liquidation balance.

3. Each shareholder shall be authorized to participate in the company's management, i.e., to attend its general meetings and vote therein, to request and receive explanations related to company-related matters, provided that such explanation is required for assessment of the general meeting's agenda, and to submit proposals and counterproposals. Shareholders shall usually submit such proposals and counterproposals at the general meeting. In the event of a shareholder's counterproposals related to proposals specified in the notice of the general meeting or in the event a notarial deed must be drawn up in respect of the general meeting's decision, such shareholder shall be obliged to deliver a written content of its proposal or counterproposal at least five business days prior to the date of the general meeting. This shall not apply if proposals are concerned for election of specific persons into the company's bodies. The same right of shareholders to receive explanations shall exist in respect of the matters related to persons in controlled companies, provided that such explanations are required for assessment of the general meeting's agenda.

4. Each shareholder shall have the priority right to subscribe for a part of the new company's shares subscribed in order to increase the registered capital to the extent of its share in the company's registered capital, provided that such shares are being subscribed through monetary contributions. This right may only be restricted or excluded by virtue of the general meeting's decision made if significant interest of the company exists in this respect.

5. Each shareholder may require that the board of directors issue a copy of the minutes from the general meeting or a part thereof for the entire term of the company's existence. Such copies shall be made at the shareholder's expense.

6. Each shareholder may approach a court with a request to declare invalid any resolution of the general meeting in the event such resolution is in dispute with the laws or with the company's Articles of Association. Unless such right is exercised within three months following the date of the general meeting or unless the general meeting has been duly convened, such right shall become extinct as of the date when such shareholder could have been informed of its convening, but definitely within one year. Should the justification of an action be that the general meeting failed to adopt an alleged resolution due to its failure to vote thereon or that the content of the alleged resolution does not correspond to the resolution adopted by the general meeting, such action may be submitted within three months following the date on which the petitioner has been informed of such alleged resolution, but no longer than one year following the date or alleged date of the general meeting.

7. The company's shareholder or shareholders owning shares the nominal value of which exceeds 3 % of the registered capital may require that the board of directors convene an extraordinary general meeting for discussion of proposed matters. The method of convening of such general meeting and coverage of costs thereof shall be governed by the legal rules and regulations.

8. Upon the request of shareholders specified under Section 7 above:

   a) the board of directors shall include the matter identified thereby in the general meeting's agenda, provided that such agenda may be amended in a lawful manner,

   b) the supervisory board shall review the exercise of board of directors' powers in matters specified in the shareholders' request,

   c) the supervisory board shall exercise the right to indemnification which the company has in respect of a member of the board of directors,

   d) the board of directors shall file an action for repayment of the share issue price against shareholders being in default with the repayment of the same or shall apply the procedure pursuant to the provisions of Section 177 of the Commercial Code.

9. Shareholders specified in Section 7 shall be authorized to request that a court appointed expert review a report on relations between a controlled entity and related persons, provided that gross reasons exists for such action.

10. Should the board of directors fail to convene an extraordinary general meeting pursuant to the provisions of Section 7 above so that it takes place within 40 days following the delivery of the request therefor, the court shall decide upon the request of shareholders specified in Section 7 above on such shareholders' power to convene such extraordinary general meeting. Method of convening of such general meeting and coverage of costs thereon shall be governed by legal rules and regulations.

11. Should the supervisory board or the board of directors fail to satisfy the request of shareholders specified in Section 7 above pursuant to the provisions of Section 8 (c) or (d) without undue delay, such shareholders may themselves exercise the right to indemnification or to repayment of share issue price on behalf of the company. In such event, the relevant costs shall be borne by the company.

Article 10
Shareholders' Obligations

1. Subscribers shall be obliged to pay up the subscribed company shares in a timely manner on or before dates stipulated by the general meeting's decision on the increase in the registered capital. Consequences of any breach of such obligation shall be set forth by the law and these Articles of Association.

2. Each shareholder obtaining, either itself or together with other persons through acting in accord, a share in the company's voting rights enabling it to control the company shall be obliged to submit a bid of purchase to all owners of shares in such company within 60 days following the date on which such shareholder acquired or exceeded such share. The same obligation shall also pertain to the shareholder and all persons acting in accord therewith whose share in a subscriber's securities or voting rights obtained as specified in sentence one of this subsection shall reach or exceed 2/3 or 3/4 of voting rights. This obligation shall terminate if the shareholder decreases within the same period of 60 days its share in voting rights under the limit establishing its obligation pursuant to the provisions of this subsection or by transferring such shares to another person in order not to exercise itself or through others the controlling influence in the company. The extinction of such obligation shall in both cases be subject to the decision of the Securities Commission based on the shareholder's written request. This shall not apply if the shares were transferred to a person controlled by or controlling the shareholder or acting in accord with the shareholder or having personnel or proprietary interrelation with such shareholder, even if the voting right disposal has been transferred in such manner. Detailed rules and exceptions for satisfaction of this obligation shall be set forth by law. In each specific case, the Securities Commission shall decide based on the shareholder's request.

3. A person or persons acting in accord which shall acquire or dispose of the share in voting rights related to company's registered shares to the extent of 5 %, 10 %, 15 %, 20 %, 25 %, 30 %, one-third, 40 %, 45 %, 50 %, 55 %, 60 %, two-thirds, 70 %, 75 %, 80 %, 90 %, and 95 %, shall be obliged to submit a written notice to the company, Securities Commission and Securities Center within three business days after they have or could have been informed of such fact. Such notification obligation shall not relate to any holder of book-entered shares, provided that its share in voting rights may be determined by reviewing the Securities Center's registers and the holder of such shares and the Securities Center had entered into an agreement on the Securities Center's satisfaction of such notification obligation in respect of the company and the Securities Commission. No shareholder being a controlled person shall be obliged to satisfy such notification obligation in the event a controlling entity satisfies such notification obligation at the time of satisfying its own obligation to notify. The lawfully stipulated detailed procedure and consequences of a failure to notify shall be observed.

4. Each shareholder shall without undue delay notify of all changes, if any, in its personal data recorded in the lawfully determined register of book-entered securities. Under no circumstances shall the company be liable for any consequences of any shareholder's failure to satisfy such obligation.

III.
CORPORATE GOVERNANCE

Article 11
Structure of Company's Bodies

1. The company shall have the following bodies:

   a)   general meeting,
   b)   board of directors,
   c)   supervisory board.

IV.
GENERAL MEETING

Article 12
Position of General Meeting and Intervals of Its Convening

1. The general meeting shall be the company's supreme body.

2. The ordinary general meeting shall be convened at least once a year, always within six months following the last day of the accounting period.

3. Other general meetings convened by the board of directors or the supervisory board or shareholders specified in Article 9 (7) shall be deemed extraordinary general meetings.

Article 13
General Meeting's Powers

1. The exclusive powers of the general meeting shall include the following:

   a) decisions on amendments to the Articles of Association, unless such change results from the increase in the registered capital by the board of directors authorized to do so by the relevant decision of the general meeting or unless such change occurred as a consequence of other legal facts,

   b) decisions on increases in the registered capital or on the board of directors' authorization to increase the registered capital or on the possibility to set-off a monetary receivable existing towards the company against a receivable arising from failure to pay the issue price of any shares or decisions on the issuance of share warrants (*poukázky na akcie*), or decisions on concurrent reduction of and increase in the registered capital or on the commission of the board of directors to publish in a manner stipulated by law and by these Articles of Association an amount of reduction of the registered capital and the new par value of the existing shares of the company corresponding thereto.

   c) decisions on decreases in the registered capital and decisions on issuance of convertible and priority bonds,

   d) election and removal of members of the supervisory board, except for members elected and removed by employees pursuant to the provisions of the legal rules and regulations and these Articles of Association, and approval of agreements on incumbency of members of the supervisory board,

   e) approvals of the ordinary or extraordinary financial statements and consolidated financial statements and, in lawfully determined cases, of interim financial statements, the decisions on distribution of profits of coverage of losses, determination of royalties and dividends and contributions to individual funds from the profits,

   f) decisions on remuneration for directors and members of the supervisory board ,

   g) decisions on registration of subscriber securities pursuant to the provisions of specific legal rules and regulations and decisions on deletion of such registrations,

   h) decisions on company's winding up with liquidation, appointing and recalling of a liquidator, including determination of the amount of such liquidator's remuneration, and approvals of proposed structure of liquidation balance distribution,

   i) decisions on mergers, transfers of assets to a shareholder, or split up the company and/or change of its legal form,

   j) decisions on execution of an agreement whereby the company or a part thereof is transferred or leased, or decisions on execution of such agreement by a controlled entity,

k)   approvals of acts taken on behalf of the company prior to its incorporation,

l)   approvals of controlling/operating agreements, agreements on profit transfers, and agreements on tacit partnership, as well as approvals of amendments thereto,

m)   decisions on company's investment plans exceeding 10 % of the company's registered capital per event and decisions on granting consent to the board of directors with disposal of company's assets in the event that the book value of such assets in each such case in the relevant calendar year exceeds 10 % of company's registered capital,

n)   decisions on funds available to the company for sponsoring activities within a stipulated period,

o)   decisions on change in form or type of shares and on changes in rights related to specific share types,

p)   exclusions or restrictions of priority rights to acquisitions of convertible and priority bonds or to subscription of new shares,

q)   decisions on share consolidation,

r)   decisions on conductance of due diligence (legal, economic, technical, or, as the case may be, environmental audits) and provision of information determined thereby,

s)   decisions on the concept of company's business and changes therein,

t)   resolution of disputes between company's bodies,

u)   discussions on board of directors' annual report on company's business and its assets,

v)   decisions on the issuance of bonds, if stipulated by law,

w)   decisions on other matters included in the powers of the general meeting by law or these Articles of Association.

Article 14
Convening of General Meetings

1.   The general meeting shall be convened by the board of directors, or, as the case may be, any member thereof in the event the board of directors has failed to decide on such convening of a general meeting without undue delay and the law sets forth the obligation to convene such general meeting, or provided that the board of directors fails to constitute a quorum for an extended period of time.

2.   If requested for the sake of company's interest, the general meeting shall be convened by the supervisory board and shall propose thereto all necessary measures to be taken. A case when the board of directors or any director fails to satisfy its obligation to convene the general meeting shall also be deemed such event of interest of the company.

3.   Under the terms and conditions set forth by law, the court may empower shareholders specified in Article 9 (7) to convene an extraordinary general meeting.

4.   A body convening the general meeting shall be obliged to provide for publishing of a notice of such general meeting at least 30 days prior to its date in the *Hospodářské noviny* daily. This period of time shall be reduced to 15 days in the event of convening of a substitute general meeting or an extraordinary general meeting upon request of shareholders specified in Article 9 (7).

5.   Each notice of general meeting shall contain the following:

a)   company's business firm and registered seat,

b)   place, date, and time of general meeting,

c)   information whether an ordinary, extraordinary, or substitute general meeting is being convened,

d)   agenda of the general meeting,

e) date decisive for attendance at the general meeting,

f) conditions for exercise of shareholders' rights at the general meeting,

g) if the agenda of the meeting includes approval of the financial statement, then the notice shall also contain the material information contained in such financial statement and shall specify the place where and time when such financial statement shall be available to company's shareholders for review,

h) should the agenda of the general meeting include amendments to the company's Articles of Association, then the notice on the general meeting shall also at least characterize the substance of proposed amendments and the proposed amendments to the Articles of Association shall be made available to the shareholders in the company's offices during the period set forth for convening of the general meeting. Each shareholder may request sending of a copy of such proposed amended Articles of Association at its own expenses and risk. Shareholders shall be notified of such right in the relevant notice of the general meeting,

i) other requisites set forth by law (e.g., in the event of decrease of and increase in the registered capital, in the event of company transformation) or by a decision of the body convening the general meeting.

6. Each general meeting may be canceled or postponed. Such cancellation or postponement must be notified in the same manner as the convening of the general meeting no later than the time specified for commencement of the general meeting. Unless such notice is issued at least one week prior to the date of the general meeting, the shareholders arriving according to the original notice of the general meeting shall be entitled to reimbursement of purposefully incurred costs. An extraordinary general meeting convened upon request of shareholders specified in Article 9 (7) may only be canceled or postponed if such shareholders so require.

7. The agenda of the general meeting may only be extended prior to the general meeting and after the publishing of a notice of the general meeting upon request of shareholders specified in Article 9 (7) and, in the event of extending of the agenda of the general meeting, may be published in the manner set forth for convening of general meetings at least 10 days prior to such general meeting.

Article 15
General Meeting's Quorum and Substitute General Meeting

1. The general meeting shall constitute a quorum in the event the attending shareholders own shares the nominal value of which exceeds 30% of the company's registered capital.

2. In assessing the qualifications of the general meeting to make decisions, shares and interim certificates shall not be taken into account, which do not authorize their holders to exercise voting rights pursuant to the provisions of the law or these Articles of Association.

3. Unless the general meeting constitutes a quorum within one hour after the time of commencement published in the notice of the general meeting, the board of directors shall convene a substitute general meeting to take place within six weeks following the date of the original general meeting.

4. Such substitute general meeting shall have the same agenda and shall be deemed to constitute a quorum regardless of the provisions of Section 1 above.

Article 16
Attendance at General Meetings

1. The right to attend a general meeting shall pertain to each person recorded as a shareholder or administered in the lawfully determined securities register, in the Securities Center, as of the record date. The record date shall be the sixth calendar day prior to the date of the general meeting. The general meeting shall also be

attended by directors and members of the supervisory board. The general meeting may also be attended by persons for which it is purposeful to express their views on the individual items of the agenda of the general meeting such as company's auditors or advisors and persons providing for the organization and due course of the general meeting. Other persons may only attend general meetings with the consent of the board of directors.

Article 17
Meetings and Decision-Making of the General Meeting

1. The general meeting shall elect its chairman, minutes clerk, two minutes verifying clerks, and scrutineers.

2. The general meeting shall be presided by its chairman; until the election of such chairman of the general meeting, the general meeting shall be presided by a chosen member of the body convening such general meeting. Should the general meeting be convened based on a court decision upon request of shareholders specified in Article 9 (7), the court may also appoint the chairman of the general meeting without any proposal.

3. The chairman of the general meeting shall be obliged to provide for submission at the general meeting of all proposals, counterproposals, and requests for explanation by shareholders, provided that the same relate to the agenda of the meeting and the relevant shareholder insists on the submission thereof at the general meeting. The chairman of the general meeting shall also be obliged to provide for response at the general meeting to shareholders' requests for explanation of matters related to the company being the subject of the general meeting.

4. The general meeting shall decide by an absolute majority of votes of attending shareholders, unless provided otherwise by law or company's Articles of Association. One vote shall be attached to each company's share having a nominal value of CZK 100.

5. The general meeting shall decide by at least a two-third majority of votes of attending shareholders on the following:

    a) amendments to Articles of Association, unless such amendments result from an increase in the company's registered capital by the board of directors or unless they result from other legal facts,

    b) an increase in or decrease of the registered capital or authorization of the board of directors to increase the registered capital or the possibility to set-off a monetary receivable existing towards the company against a receivable arising from failure to pay the issue price, or decisions on the issuance of share warrants or decisions on the parallel reduction of and increase in the registered capital or on the commission of the board of directors to publish in a manner stipulated by law and by these Articles of Association an amount of reduction of the registered capital and the new par value of the existing shares of the company corresponding thereto.

    c) a decrease of the registered capital and issuance of convertible and priority bonds,

    d) the company's winding up with liquidation and proposal for distribution of the company's liquidation balance.

6. The general meeting shall decide by at a least three-fourth majority of attending shareholders on the following:

    a) exclusion or restriction of the priority right for acquisition of convertible and priority bonds,

    b) exclusion or restriction of the priority right for subscription of new shares pursuant to the provisions of Section 204a of the Commercial Code,

    c) approval of a controlling agreement and amendments thereto,

    d) approval of an agreement on profit transfer and amendments to the same,

e)   increase in the registered capital through in-kind contributions.

7.   Decisions of the general meeting on the change in a type or form of shares, on changes in rights related to certain types of shares, and on cancellation of registration of shares shall be subject to the consent of at least three-fourth of votes of attending shareholders holding such shares.

8.   Decisions of the general meeting on consolidation of shares shall also be subject to the consent of all shareholders whose shares are to be so consolidated.

9.   In cases not specified in Article 17 (4) through to (8), the general meeting shall decide by the lawfully stipulated majority.

10.   In assessing the qualifications of the general meeting to make decisions and in voting at the general meeting, shares or interim certificates with unattached voting rights shall not be taken into account.

11.   A shareholder may not exercise a voting right:

a)   attached to an interim certificate if the shareholder is in default with the repayment of the issue price of outstanding shares or a part thereof,

b)   if the general meeting is deciding on its in-kind contribution,

c)   if the general meeting is deciding on whether an agreement exceeding common business should be entered into with such shareholder or a person acting in accord with the same, unless such agreement refers to company transformation, transfer of profits, or is a controlling/operating agreement, agreement on sale of company or a part thereof, or an agreement on the lease of the company or a part thereof, or if the general meeting is deciding on whether an advantage should be provided to such shareholder or a person acting in accord with the same or whether they shall be relieved from the satisfaction of an obligation or whether such shareholder should be recalled from the position of a member of a company's body as a result of a breach of its obligation in such office,

d)   if such shareholder had breached the obligation to make an obligatory bid for taking over upon its acquisition of the control over the target company,

e)   if such shareholder had breached the obligation to notify,

f)   in other cases set forth by law.

12.   Matters not included in the published agenda of the general meeting may only be decided in the presence and with the participation of all company's shareholders.

13.   Minutes shall be drawn up on the general meeting in the form set forth by law.

14.   A notarial deed shall be drawn up on all decisions specified in Article 13 (1) (a), (b), and (c), and also in all cases of decisions on the following:

a)   company's winding up with liquidation and plan for distribution of the liquidation balance,

b)   change in the type or form of shares,

c)   change in rights related to certain share types,

d)   restriction of transferability of registered shares,

e)   cancellation of registration of shares,

f)   exclusion or restriction of the priority right for acquisition of convertible and priority bonds,

g)   exclusion or restriction of a priority right for subscription of new shares,

h)   approval of a controlling agreement,

i)   approval of an agreement on transfer of profits and amendments thereto,

j)   increase in the registered capital through in-kind contributions,

k)   consolidation of shares,

l)   other cases specified by law.

15.   Minutes on the general meeting and the notice of the general meeting and the list of attending shareholders, including all submitted powers of attorney, shall be kept in the company's archives during the entire term of company's existence.

Article 18
General Meeting's Rules of Procedure

1.   Shareholders may exercise their rights attached to their shares, share warrants, or interim certificates at the general meeting, i.e., they shall be authorized in particular to vote, to request and receive explanations of matters related to the company being the subject of the general meeting's agenda, and to submit proposals and counterproposals, whether in person, through their statutory body, through their proxies submitting a written power of attorney with an officially certified signature of the principal, or through an administrator recorded in the Securities Center's register.

2.   All attending shareholders shall be entered in the attendance list specifying also the business firm or registered seat of the legal entity or the name and place of residence of an individual person being the shareholder, or, as the case may be, a proxy of the same, the number and nominal value of shares authorizing such person to vote, or, as the case may be, the information that such share does not authorized its holder to vote. Should the company reject to record a person in the attendance list, such fact shall be stated in such attendance list, including the reason for such rejection. The correctness of the attendance list shall be confirmed by the signatures of the chairman of the general meeting and the minutes clerk, both elected pursuant to the provisions of the Articles of Association.

3.   Attendance at the general meeting shall also be registered in enrollment sheets. Each such enrollment sheet shall contain the name or firm of the shareholder (all legal entities' proxies shall specify their identification number), for foreign individual persons also the passport number, and the signature of the shareholder or its proxy. Should a shareholder be represented, such enrollment sheet shall contain information on its representative to the extent specified for the shareholder.

4.   Shareholding individual persons shall prove their identity by submission of an identity card. Persons acting on behalf of legal entities shall prove their identity, except for through their identity cards, also by submission of a document certifying the existence of the relevant legal entity and such persons' authorization to act on behalf of such legal entity. Shareholders' proxies shall also submit their powers of attorney with an officially certified signature of the principal.

5.   Should a shareholder be a foreign individual person, he shall submit his passport. A foreign shareholder's - individual person's proxy shall submit an officially certified power of attorney. Should a shareholder be a foreign legal entity, it shall also submit a certified document proving the existence of the legal entity, and unless it is also its statutory body, it shall also submit an officially certified power of attorney.

6.   Documents by virtue of which a foreign shareholder or its proxy prove their identity shall be superlegalized or shall have an apostille (certification) attached, unless an agreement on legal assistance exists between the Czech Republic and the country where the shareholder has a permanent residence or registered seat.

7.   Requests for explanation of matters related to the company, provided that such explanations are required for assessment of the subject of the general meeting, proposals and counterproposals, except for counterproposals to be delivered at least five days prior to the date of the company's general meeting, may be submitted by the shareholders for the sake of improvement of flexibility of the general meeting in writing to the chairman of the general meeting through the general meeting's information center upon the commencement of the relevant general meeting until the declaration by the chairman of the general meeting of the conclusion of such general meeting. The provisions of Section 8 below shall remain unaffected

thereby. The heading shall show whether a request for explanation, a proposal, or a counterproposal is concerned. Requests for explanation, proposals, and counterproposals shall also specify under the text the name, birth number (or passport number for a foreign individual person), and signature of a shareholder-individual person, or the business firm and identification number of a shareholder-legal entity registered in the Czech Republic as well as the signature authorized to act on behalf of such legal entity. Such written filing submitted through the information center shall be enclosed with a clause proving the registration of the shareholder's attendance at the general meeting. Without such information, no filing may be submitted to the general meeting.

8.   Should shareholders require verbal explanations of matters the explanation of which is required for the assessment of the subject of the general meeting, or should they verbally ask questions and submit proposals and counterproposals, they shall be obliged to ask for the floor by lifting their hand. As soon as the course of the general meeting permits so, the chairman of the general meeting shall give them the floor in the sequence they had asked for the same. All shareholders shall be obliged to formulate their verbal statement so as to make it brief and understandable.

9.   The chairman of the general meeting shall be obliged to provide for provision of explanations required by the shareholders through submissions made pursuant to the provisions of these rules or procedure during the general meeting, unless in the specific case such explanation may be rejected pursuant to the provisions of the Commercial Code.

10.   Voting on the items of the agenda of the general meeting shall be taken after the general meeting has been informed of all submitted proposals; firstly, the board of directors' proposals shall be voted on; secondly, supervisory board's proposals shall be voted on; thirdly, written proposals and counterproposals submitted by shareholders shall be voted on in the order of their submission; and finally, proposals and counterproposals submitted verbally by shareholders shall be voted on in the order of their submission during the general meeting. Once a submitted proposal is approved, no other proposals related to the same matter shall be voted on.

11.   Each ballot paper shall contain the name or firm of the shareholder (identification number for legal entities' proxies) and its signature or the signature of its proxy. In the ballot, each shareholder shall make its choice for a specific proposal number to which the voting refers by crossing "FOR", or "AGAINST", or "REFRAINED".

12.   Ballots and the enrollment sheets must be signed. Unsigned enrollment sheets and ballot papers shall be invalid. Torn, written on, or otherwise degraded ballots and sheets as well as sheets and papers containing illegible information shall be deemed invalid as well. Should a mistake occur when filling in the ballot papers by crossing the incorrect value, a scrutineer must be asked for assistance. Such scrutineer shall transform the cross to an asterisk and by a legible signature placed under the shareholder's (proxy's) signature, it shall confirm such adjustment. Should an enrollment sheet or ballot paper be lost, attendance takers or a scrutineer shall be asked for issuance of a duplicate. A record on such issuance of a duplicate shall be made.

13.   After voting, scrutineers shall collect the ballots of all shareholders and shall forthwith commence to count the votes. As soon as it is determined that a number of votes has been achieved that is required for a decision on the proposed matter, the chairman of the general meeting shall be notified by the scrutineers of such preliminary result of voting.

Counting of the remaining votes of shareholders shall continue and the final results shall be included in the minutes from the general meeting.

Unless the number of votes required for approval of a submitted proposal is achieved, the chairman of the general meeting shall present to the shareholders a new proposal that may be voted on using the ancillary ballot paper.

An ancillary ballot paper shall contain all information specified in Section 11 above. Similarly, counting shall continue until the decisive result is achieved.

Shareholders shall submit their ballot papers through inserting the same into the ballot box after each voting event.

V.
BOARD OF DIRECTORS

Article 19
Board of Directors' Position and Powers

1. The board of directors shall be a statutory body managing the company's activities, acting on behalf of the company, and binding the company in the manner set forth herein. No proxy may be appointed to represent a director in its office.

2. The board of directors shall decide on all company matters, unless such matters are reserved for the powers of the general meeting or the supervisory board by law or these Articles of Association.

3. The board of directors shall observe the principles and instructions approved by the general meeting, provided that they are in accordance with legal rules and regulations and these Articles of Association.

4. No one shall be authorized to instruct the board of directors in the matters related to the company's business management, unless provided so by law.

5. The board of directors shall convene a general meeting without undue delay after finding out that the total loss of the company proven by any financial statement has achieved such amount that even through coverage thereof using the disposable resources of the company, the unpaid loss would achieve 50% of the registered capital, provided that it may be presumed with a view to all circumstances or provided that it finds out that the company has gone bankrupt; thereafter, it shall propose winding up of the company or another measure to the general meeting, unless provided otherwise by the bankruptcy act.

6. The board of directors shall be obliged to file with the relevant court without undue delay a petition for declaration of bankruptcy in respect of the company's assets or a request for permit for composition, provided that all terms and conditions set forth by a specific act have been satisfied in accordance with the decision of the general meeting convened pursuant to the provisions of Article 19 (5).

7. The board of directors shall:

    a) provide for business management of the company, including the due keeping of the relevant books,

    b) convene the general meeting and provide for the organization of the same,

    c) submit the following to the general meeting:

        c.1. draft concept of company's business and proposed amendments thereto,
        c.2. draft amendments to the Articles of Association,
        c.3. proposals for increase in or decrease of the registered capital as well as proposals for issuance of priority and convertible bonds pursuant to the provisions of Article 8,
        c.4. ordinary, extraordinary, and consolidated, or, as the case may be, interlocutory financial statements,
        c.5. proposal for distribution of profits, including the determination of the amount, method of payment, and maturity of dividends, amount of royalties and contributions to funds, or proposals for coverage of company's losses,
        c.6. annual reports on company's business and on its assets,
        c.7. a proposal for winding up of the company,

    d) enforce the resolutions of the general meeting,

    e) grant and recall the procuration (*prokura*),

    f) approve and amend the Organizational Rules of ČEZ, a. s., based on discussing the same within the framework of the supervisory board, the Signing Rules of ČEZ, a. s., and - with the approval of the relevant trade union body - the Working Regulations of ČEZ, a. s.,

g)   approve rules for creation and application of a social fund and other funds of the company pursuant to the provisions of the laws and the Articles of Association,

h)   approve the Electoral Regulations of ČEZ, a.s., referring to the election of members of the supervisory board elected by company's employees, in cooperation with the labor union or employees' council, or in the event of the non-existence in cooperation with the employees, and organize such election of the members of the supervisory board,

i)   appoint and recall the general manager and other managers of the company pursuant to the provisions of Section 27 of the Labor Code,

j)   sign incumbency agreements for members of company's bodies.

8.   The board of directors shall decide on the following:

a)   disbursement of funds from the reserve fund, unless provided otherwise by law,

b)   increase in the company's registered capital pursuant to the provisions of Section 210 of the Commercial Code and pursuant to the provisions of Article 34, and issuance of company's bearer shares in this connection,

c)   company's business plan within the framework of the concept of company's business approved by the general meeting,

d)   price proposals submitted to the regulation authorities,

e)   draft power purchase agreements, provided that this arises from the Signing Rules of ČEZ, a. s.,

f)   investment projects and performance thereof, provided that this arises from the Signing Rules of ČEZ, a. s.,

g)   approval of long-term loans or borrowings and of other long-term financial obligations of the company, provided that this arises from the Signing Rules of ČEZ, a. s.,

h)   content of the annual report pursuant to the provisions of the accounting act and of the semi-annual and annual reports pursuant to the provisions of the securities act,

i)   distribution of remuneration stipulated by the general meeting between the board of directors and the supervisory board, unless done so by the general meeting,

j)   distribution of remuneration stipulated by the general meeting among the individual directors, unless done so by the general meeting,

k)   conclusion of agreements on foundation of a business company or an association of legal entities or on acquisition of a business interest in another legal entity as well as on winding up of a business company or association of legal entities or sale of a business interest in another legal entity,

l)   annual investment and operational budgets,

m)   disposal of real estate without the provisions of Article 13 (1) (m) being affected or lease of real estate for a definite period of time, provided that term of lease exceeding three years is concerned,

n)   material changes in the company's organizational structure.

9.   Always on or before May 15 of each calendar year, the board of directors shall submit to the supervisory board for review the proposed ordinary financial statement and the proposals for distribution of profits, method of payment, and maturity of dividends, amounts of royalties, and proposals for coverage of the company's losses.

Article 20
Number of Directors and Their Terms of Office

1. The board of directors shall consist of five members. Only an individual person of at least 18 years of age, fully qualified to take legal acts, impeccable pursuant to the provisions of the trade licensing act, in respect of which no fact exists that would constitute an obstruction to its trade operation or incumbency pursuant to the provisions of Section 31a of the Commercial Code, may become a director.

2. The members of the board of directors shall be elected and removed by the supervisory board. Each director may be elected repeatedly.

3. The board of directors shall elect the board of directors' chairman and vice-chairman from among its members.

4. The term of office of each director shall be four years.

5. Should a director die, resign, be removed, or his term of office be otherwise terminated, the supervisory board shall elect a new director within three months.

6. A director may resign from its office at any time by virtue of a written statement delivered to the board of directors or supervisory board. Each such resignation shall be discussed by the board of directors. The office of such director shall be terminated as of the date on which the board of directors discussed or was to discuss such notice of resignation. The board of directors shall be obliged to discuss such resignation at its subsequent meeting held after the delivery of such notice. Should a director submit its resignation from the office at a meeting of the board of directors, its incumbency shall be terminated upon the expiration of two months after such notice, unless the board of directors approves another date for termination of the office of such director upon such director's request.

7. The office of a director shall be terminated upon the election of a new director, but no later than after three months following the termination of such director's term of office, except pursuant to the provisions of Sections 5 and 6 of this article.

Article 21
Directors' Obligations

1. All directors shall be obliged to exercise their powers and satisfy their obligations with the due care of a proper manager and shall keep confidential all confidential information and facts the disclosure of which to third parties might result in any loss to the company. The obligation of confidentiality shall survive the term of each director's office.

2. Members of the board of directors shall be liable for damage caused to the company by performing the instructions of the general meeting only in the event such instruction is in dispute with legal rules and regulations.

3. Members of the board of directors causing a breach of legal obligations while exercising the powers of the board of directors shall be jointly and severally liable for the resulting damage.

4. All directors shall be obliged to observe the no-competition provision set forth by law.

Article 22
Board of Directors' Meetings and Decision-Making

1. The board of directors shall decide by an absolute majority of the votes of all its members, unless provided otherwise by these Articles of Association. The board of directors shall constitute a quorum when more than 50% of its members are present. Each director shall have one vote.

2. The procedure of the board of directors shall be governed by the board of directors' rules of procedure adopted by the very same board of directors. The board of directors' rules of procedure shall be adopted or amended by a two-third majority of votes of all directors.

3. The meetings of the board of directors shall be convened by the board of directors' chairman by virtue of a notice specifying the place, date, and time of such meeting as well as its agenda. Time limits for delivery of such notices and other details shall be set forth by the board of directors' rules of procedure.

4. The chairman of the board of directors shall be obliged to convene a meeting of the board of directors in the event at least two directors or the chairman of the supervisory board based on the decision of the supervisory board require so. Such request shall be made in writing and shall specify the urgent reason for the convening of such board of directors' meeting. The time limit for convening of such extraordinary meeting, measures against inactivity, and other details shall be regulated by the board of directors' rules of procedure.

5. The meetings of the board of directors shall be presided by the board of directors' chairman. In the event of the chairman's absence, all such meetings shall be presided by the vice-chairman.

6. Minutes shall be taken on the course of a board of directors' meeting and on all adopted resolutions; such minutes shall be signed by the chairman of the board of directors, another director (always the vice-chairman of the board of directors if such vice-chairman presided the meeting of the board of directors), and the minutes clerk. The minutes of the board of directors' meeting shall specify the names of directors voting against each individual resolution of the board of directors or refraining from voting. Unless provided otherwise, it shall apply that members of the board of directors not specified voted for the adoption of such resolution.

7. In election and voting on recall of a chairman or vice-chairman of the board of directors, the person concerned shall not vote.

8. In urgent matters, the chairman or the vice-chairman in the chairman's absence may submit a *per rollam* resolution by virtue of a written query or through a query made through the media towards all directors, and provided that all directors consent. Such resolution shall be deemed adopted in the event at least two thirds of all directors have voted and an absolute majority of all directors have voted for its adoption. A decision made outside a meeting shall be recorded in the minutes from the subsequent meeting of the board of directors. The board of directors may at its own discretion invite to its meetings also members of other company's bodies, company's employees, or other persons.

9. The board of directors shall hold its meetings at least once a month.

Article 23
Board of Directors' Working Commissions, Teams, and Committees

1. The board of directors shall establish for its activities working commissions, teams, and committees.

2. The board of directors shall be obliged to appoint an audit committee, including a representative of the supervisory board.

VI.
SUPERVISORY BOARD

Article 24
Supervisory Board's Position and Powers

1. The supervisory board shall supervise the exercise of powers and satisfaction of obligations of the board of directors and conductance of the company's business. No proxy may be appointed to represent a member of the supervisory board in its office.

2. The members of the supervisory board shall be authorized to review all documents and records related to company's business and to inspect whether accounting entries are kept correctly and whether the company's business is conducted pursuant to the provisions of the law, these Articles of Association, and the instructions of the general meeting. The supervisory board shall inform the general meeting of the results of its supervisory activities.

3. The supervisory board shall convene a general meeting in the event it is necessary in the company's best interest; at such general meeting, it shall propose all necessary measures.

4. The supervisory board shall appoint a member thereof to represent the company in proceedings before courts and other authorities against a member of the board of directors.

5. The supervisory board shall also:

    a) supervise the observance of generally binding legal rules and regulations, these Articles of Association, and resolutions of the general meeting,

    b) review the ordinary, extraordinary, consolidated, or, as the case may be, interlocutory financial statements, proposals for distribution of profits, including the determination of the amount and method of dividend and royalty payments, or proposals for coverage of losses, and submit its opinions to the general meeting,

    c) discuss the quarterly economic results, semi-annual and annual reports pursuant to the provisions of the securities act, and the annual reports drawn up pursuant to the provisions of the accounting act,

    d) convene an extraordinary general meeting if necessary in the best interest of the company,

    e) submit to the general meeting and the board of directors its opinions, recommendations, and proposals,

    f) decide on distribution of royalties determined by the general meeting between the board of directors and supervisory board, unless done so by the general meeting; decide on distribution of remuneration and royalties among individual members of the supervisory board and the board of directors, unless done so by the general meeting,

    g) be authorized to be informed by the board of directors of its intention to convene a general meeting and to be also informed of the proposed agenda of such meeting, provided that the board of directors shall be obliged to add an item to the agenda as required by the supervisory board,

    h) elect and recall members of the board of directors,

    i) approve agreements on incumbency of directors.

6. The supervisory board shall grant its preliminary consent to the board of directors in the following matters:

    a) disposals and leases of the company's assets, the book value of which in each case exceeds CZK 500,000,000 (to wit: five hundred million Czech crowns),

    b) the company's investment projects, the value of which exceeds CZK 500,000,000 (to wit: five hundred million Czech crowns),

c) company's holding of a business interest in another legal entity whenever the amount of the company's contribution in each individual case exceeds CZK 500,000,000 (to wit: five hundred million Czech crowns),

d) company's holding of a business interest in another legal entity having its registered office outside the Czech Republic,

e) assumption of any guarantees of the company for third party obligations exceeding in each individual case the amount of CZK 200,000,000 (to wit: two hundred million Czech crowns),

f) selection of the annual financial statement auditor and draft agreement with such auditor,

g) in other cases if so provided by law.

7. The supervisory board shall be authorized to be kept informed by the board of directors in particular of the following:

a) all proposals submitted by the board of directors to the general meeting for decision or information,

b) approvals of or amendments to the Organizational Rules of ČEZ, a. s., the Working Regulations of ČEZ, a.s., and the Signing Rules of ČEZ, a. s.,

c) approval of rules for creation and application of the social fund and other company's funds,

d) approval of the Electoral Regulations of ČEZ, a. s., dealing with the election of members of the supervisory board elected by the employees,

e) disbursement of funds from the reserve fund,

f) increase in the registered capital pursuant to the provisions of Article 34,

g) acceptance of long-term loans or borrowings and of other long-term obligations of the company,

h) annual investment and operational budgets,

i) purchase agreements concluded with large-scale power consumers,

j) principles for collective bargaining and the company's wage policy,

k) disposals of real estate if in each individual case its market or appraisal value exceeds CZK 100,000,000 (to wit: one hundred million Czech crowns),

l) price proposals submitted to the regulation authority,

m) supporting documentation for materials submitted to the government of the Czech Republic,

n) appointing and method of remuneration of the general manager and other managers exercising direct managing powers,

o) the intention of the company to establish a business company or an association of legal entities or to acquire a business interest in another legal entity as well as the intention to wind up a business company or an association of legal entities or to sell a company's business interest in another legal entity.

8. The chairman or vice-chairman with another member of the supervisory board shall act on behalf of the supervisory board.

Article 25
Number of Supervisory Board's Members and Their Terms of Office

1. The supervisory board shall consist of twelve members. The members of the supervisory board may not become the members of the board of directors or holders of procuration. Only an individual person of at least 18 years of age, fully qualified to take legal acts, impeccable pursuant to the provisions of the trade

licensing act, in respect of which no fact exists that would constitute an obstruction to its trade operation or incumbency pursuant to the provisions of Section 31a of the Commercial Code, may become a member of the supervisory board.

2. Two-thirds of the members of the supervisory board shall be elected and removed by the general meeting, one-third of the members of the supervisory board shall be elected and removed by the company's employees. Each member of the supervisory board may be elected repeatedly.

3. Persons elected as members of the supervisory board by the company's employees must be employed by the company or represent the employees or be its member pursuant to the provisions of special legal rules and regulations.

4. The supervisory board shall elect its chairman and two vice-chairmen from among its members.

5. The term of office of each members of the supervisory board shall be four years.

6. Should a member of the supervisory board decease, resign, be recalled, or its term of office be otherwise terminated, the general meeting shall elect a new member of the supervisory board within three months, unless the supervisory board exercises its right set forth under Section 10 below.

7. A member of the supervisory board elected by the general meeting may resign from his office at any time by virtue of a written statement delivered to the supervisory board or the general meeting. Each such resignation shall be discussed by the supervisory board. The office of such member of the supervisory board shall be terminated as of the date on which the supervisory board discussed or was to discuss such notice of resignation. The supervisory board shall be obliged to discuss such resignation at its subsequent meeting held after the delivery of such notice. Should a member of the supervisory board submit his resignation from the office at a meeting of the supervisory board, his incumbency shall be terminated upon the expiration of two months after such notice, unless the supervisory board approves another date for termination of the office of such member upon such member's request.

8. A member of the supervisory board elected by the employees may also resign from his office by virtue of a written notice delivered to the supervisory board. The supervisory board shall be obliged to forthwith notify the board of directors of such resignation of its member elected by employees. The office of such resigning member of the supervisory board shall be terminated as of the date on which the supervisory board discussed such notice of resignation. The board of directors shall be obliged to organize an election of a new member elected by employees within one month following the delivery of the resignation notice of the resigning member to the supervisory board.

9. The office of a member of the supervisory board shall be terminated upon the election of a new member of the supervisory board, but no later than after three months following the termination of such member's term of office, save for pursuant to the provisions of Sections 6, 7, and 8 of this article.

10. Unless the number of members of the supervisory board elected by the general meeting drops under 50%, the supervisory board may appoint substitute members to take office until the subsequent general meeting.

Article 26
Obligations of Supervisory Board's Members

1. All members of the supervisory board shall be obliged to exercise their powers and satisfy their obligations with the due care of a proper manager and shall keep confidential all confidential information and facts the disclosure of which to third parties might result in any loss to the company. The obligation of confidentiality shall survive the term of each member's office.

2. Members of the supervisory board causing a breach of legal obligations while exercising the powers of the supervisory board shall be jointly and severally liable for the resulting damage.

3. All members of the supervisory board shall be obliged to observe the no-competition provision set forth by law.

4.   All members of the supervisory board shall attend company's general meetings and shall be obliged to inform the general meeting of the results of the supervisory board's supervisory activities.

Article 27
Supervisory Board's Meetings and Decision-Making

1.   The supervisory board shall decide by an absolute majority of the votes of all its members, unless provided otherwise by these Articles of Association. The supervisory board shall constitute a quorum when more than 50% of its members are present. Each member of the supervisory board shall have one vote.

2.   The procedure of the supervisory board shall be governed by the supervisory board's rules of procedure adopted by the very same supervisory board. The supervisory board's rules of procedure shall be adopted or amended by a two-third majority of votes of all its members.

3.   The meetings of the supervisory board shall be convened by the supervisory board's chairman by virtue of a notice specifying the place, date, and time of such meeting as well as its agenda. Time limits for delivery of such notices and other details shall be set forth by the supervisory board's rules of procedure.

4.   The chairman of the supervisory board shall be obliged to convene a meeting of the supervisory board in the event a member of the supervisory board or the board of directors or shareholders specified in Article 9 (7) so require. Such request shall be made in writing and shall specify the urgent reason for the convening of such meeting of the supervisory board. The time limit for convening of such extraordinary meeting, measures against inactivity, and other details shall be regulated by the supervisory board's rules of procedure.

5.   The meetings of the supervisory board shall be presided by the supervisory board's chairman. In the event of the chairman's absence, all such meetings shall be presided by a vice-chairman of the supervisory board. The sequence shall be determined by the supervisory board's rules of procedure.

6.   Minutes shall be taken on the course of each supervisory board's meeting and on all adopted resolutions; such minutes shall be signed by the chairman of the supervisory board and by the minutes clerk. The minutes from the supervisory board's meeting shall also specify the opinions of a minority of members if so requested by the same, and the dissenting opinion of the members of the supervisory board elected by employees shall be recorded under all circumstances.

7.   In election and voting on recall of a chairman or vice-chairman of the supervisory board, the person concerned shall not vote.

8.   Absent members of the supervisory board may vote in writing or through communication technology outside the meetings of the supervisory board, provided that all the members of the supervisory board consent to such manner of voting.

9.   The supervisory board may at its own discretion invite to its meetings also members of other company's bodies, company's employees, or other persons. As far as employees or the members of other company's bodies are concerned, those shall be obliged to attend.

10.   The supervisory board shall hold its meetings at least once a month.

VII.
Joint Provisions on Board of Directors' and
Supervisory Board's Activities

Article 28
Conditions for Incumbency in Company's Bodies, Remuneration and Royalties for Company's Bodies' Members

1. Costs related to the organization of meetings and to other activities of the board of directors and the supervisory board shall be borne by the company.

2. Members of company's bodies shall be reimbursed by the company for costs purposefully expended thereby in connection with their incumbency and with their attendance at such bodies' meetings.

3. Members of company's bodies shall be entitled to remuneration for their incumbency based on the approval of the same by the general meeting, provided that the amount and method of payment of such remuneration shall be set forth in agreements entered into by and between the company and the members of its bodies.

4. Should a member of the board of directors also provide for the supreme executive management of the company, it shall conduct such activities as company's employee and shall be paid the salary therefor pursuant to the provisions of the managerial salary rules of the company.

5. In addition to the remuneration, members of the board of directors and of the supervisory board shall be entitled to royalties, the amount of which shall be decided by the general meeting in connection with its decision on profit distribution.

VIII.
ACTING AND SIGNING FOR AND ON BEHALF OF THE COMPANY

Article 29
Acting and Signing for and on Behalf of the Company

1. The board of directors shall act and sign on behalf of the company, either through all its directors jointly or through two directors jointly. They shall sign by appending their signatures to the printed or typed business name of the company.

2. The holder or holders of procuration shall also act and sign on behalf of the company to the extent of the procuration granted. They shall sign by appending their signature(s) with the addendum designating their procuration to the printed or typed business name of the company.

3. Persons authorized by virtue of a written power of attorney granted by the board of directors shall also act and sign on behalf of the company. They shall sign by appending their signatures to the printed or typed business firm.

4. The company's employees shall also act and sign on behalf of the company to the extent arising from organizational and signing rules and regulations of the company. They shall sign by appending their signatures to the printed or typed business name of the ccompany, and also by printing legibly their names, last names and office.

IX.
COMPANY'S FINANCIAL MANAGEMENT

Article 30
Method of Profit Distribution and Loss Coverage

1. The net profits shall be distributed in particular for the following purposes:

    a)   5 % to the reserve fund up to 20 % of the company's registered capital,

    b)   to the company's funds,

    c)   for dividend payment,

    d)   for royalty payments to members of the board of directors and of the supervisory board,

    e)   the remaining part of profits shall remain undistributed.

The above-specified order of priority is not binding for the company, except as far as the contribution to the reserve fund is concerned. A part of the net profits may based on the approval by the general meeting also be applied for the increase in the registered capital. A part of the net profits may based on the approval of the general meeting also be applied for payment of shares pertaining to bonds pursuant to the provisions of the issuer's prospectus.

2. The company's own resources shall be applied to cover losses in the following sequence of priority:

    a)   undistributed profits from previous years,

    b)   other funds,

    c)   reserve fund,

    d)   registered capital.

3. The company shall not be authorized to distribute its profits or other resources among its shareholders in the event its equity determined through an ordinary or extraordinary financial statement is lower than the company's registered capital or in the event distribution of profits would result in the equity being lower than the company's registered capital increased by the subscribed nominal value of shares, provided that company's shares are subscribed for such increase in the registered capital, and in the event the increased registered capital has not yet been entered in the Commercial Register as of the date of the ordinary or extraordinary financial statement. The provisions of Section 65a of the Commercial Code shall remain unaffected by the provisions of this section. The company shall not be authorized to distribute that part of the reserve fund or such reserve funds which it may not utilize for payments to shareholders pursuant to the provisions of the laws and these Articles of Association.

4. The amount determined for payment as a share in the company's profits shall not exceed the economic result of the relevant accounting period reported in the financial statement and decreased by the obligatory contribution to the reserve fund and by the deferred unpaid loss and increased by the undistributed profits from previous years and by created profit funds that the company may use at its own discretion.

5. The board of directors shall be obliged to announce a decision of the general meeting on the date of dividend maturity, place, and method of payment thereof, in the manner set forth by law and these Articles of Association for convening of general meetings.

Article 31
Quarterly Financial Management Results

1. Besides the annual financial statement, the board of directors shall be obliged to provide for drawing up of quarterly economic results providing the basic information on the current proprietary and financial situation

of the company, efficiency of its financial management in the previous calendar quarter, and on the amounts of profits generated or loss incurred during such period of time.

Article 32
Reserve Fund and Others

1. The company shall create a reserve fund.

2. At the time of the company's foundation, a reserve fund of CZK 4,918,125,000 (to wit: four billion nine hundred and eighteen million one hundred and twenty-five thousand Czech crowns) was created. Such reserve fund shall be supplemented with the annual contribution from profits totaling at least 5 % of net profits each year, until its amount achieves 20 % of the registered capital.

3. The company shall also be obliged to create a reserve fund in cases set forth in Sections 161d and 161f of the Commercial Code. The procedure shall be applied that is set forth under Section 161d (2) through to (4) of the Commercial Code.

4. The reserve fund may also be created as follows:

   a) by the general meeting's decision on increasing the registered capital together with the resolution on the increase in the registered capital through subscription of treasury stock as follows:

      - by an extra charge added to the issue price of new shares, or
      - by application of the difference (or part thereof) by which the value of the in-kind contribution exceeds the nominal value of shares to be issued to subscribers as consideration,

   b) by the general meeting's decision on further voluntary creation of a reserve fund from the profits, provided that the reserve fund may be so created up to the double of the company's registered capital,

   c) by the board of directors' decision on the transfer of funds from other company's funds, unless they are purposefully bound, provided that the reserve fund may be so created up to the double of the company's registered capital,

   d) by the general meeting's decision on the decrease of the registered capital for the purpose of transfer to the reserve fund for coverage of future losses under the terms and conditions set forth in Section 216a of the Commercial Code, provided that the amount transferred to the reserve fund shall not exceed 10 % of the company's registered capital. Such reserve fund created may only be applied pursuant to the provisions of Section 216a of the Commercial Code.

5. The board of directors shall decide on the application of the reserve fund, unless the general meeting has such decisions reserved for itself.

6. The company shall create a social fund. The principles for the use thereof shall be stipulated by the board of directors. The general meeting shall decide on the establishment of other funds.

7. The company may also establish other funds. Should such funds be created or supplemented using the profits, the contributions to such funds shall be approved by the general meeting. The board of directors shall decide on the manner of use of such funds according to the approved rules and regulations. Rules for creation and use of such funds shall be approved by the board of directors based on the discussion of the same at a meeting of the supervisory board.

X.
CHANGE IN REGISTERED CAPITAL

Article 33
Increase in Registered Capital

1. The general meeting shall decide on any increase in or decrease of the company's registered capital, or the board of directors shall decide the same pursuant to the provisions of the laws and these Articles of Association.

2. The company's registered capital may be increased in all manners permissible pursuant to the provisions of Sections 202 through to 209a, and Section 216c of the Commercial Code.

3. In its increase in the registered capital, the company shall observe the provisions contained in Sections 202 through to 209a of the Commercial Code, while also observing the following rules:

    a) for the general meeting's decisions on the increase in the registered capital, at least two-third majority of votes of all attending shareholders shall be required, unless the legal rules and regulations require more for certain decisions,

    b) in the notice of the general meeting, the requisites specified in Section 14 (5) shall be included as well as requisites specified in Section 202 (2) through to (4) of the Commercial Code,

    c) the issue price of subscribed shares may be paid up through a monetary contribution; shares may only be subscribed for through in-kind contributions if this is in the best interest of the company,

    d) subscription of shares may not be commenced before the entry of the relevant resolution of the general meeting into the Commercial Register, unless an application for the entry of such resolution into the Commercial Register has been filed and the subscription of shares is subject to a condition subsequent, i.e., the legal effects of the decision on the rejection of such application for entry of the relevant resolution into the Commercial Register,

    e) shareholders' priority right to subscription of new shares may only be excluded or restricted by virtue of a resolution of the general meeting due to company's significant interests,

    f) within 30 days following the general meeting's resolution on the increase in the registered capital, the board of directors shall file an application for the entry of such resolution into the Commercial Register,

    g) after the satisfaction of all conditions set forth by law, these Articles of Association, or a decision of the general meeting, the board of directors shall propose the entry of the new amount of the registered capital into the Commercial Register; the effects of such increase in the registered capital shall occur as of the date of such entry.

4. New shares issued based on the decision of a general meeting's or board of directors' decision on subscription of shares shall also have a share in the economic results of previous years.

5. If in the increase of the registered capital through the subscription of new shares, the transferability of which is not limited, the subscriber has paid up the issue price of shares, the company may issue share warrants prior to the entry of increase in the registered capital in the Commercial Register, if so decided by the general meeting.

Article 34
Increase in Registered Capital by the Board of Directors

1. By virtue of a general meeting's resolution, the board of directors may be authorized under the terms and conditions set forth by law and these Articles of Association to decide on an increase in the registered capital through subscription of shares or using company's own resources, save for undistributed profits, but always by the maximum

of one-third of the amount of the registered capital existing at the time when the general meeting charged the board of directors with such increase in the registered capital.

Article 35
Method of Share Issue Price Repayment and Consequences of Breach of Obligation to Timely Pay Up Subscribed Shares

1. The issue price of the shares may be paid up - based on the general meeting's decision - both through monetary and in-kind contributions. If such in-kind contribution is:

   a) a movable item, the subscriber shall be obliged to submit the object of the contribution to the company and to provide for the acquisition of the company's title to the paid up object of contribution prior to the filing of an application for entry of increase in the registered capital into the Commercial Register,

   b) an immovable, prior to the filing of an application for the entry of the increase in the registered capital into the Commercial Register, the subscriber shall be obliged to submit to the company the object of its contribution and a written statement with officially certified signature and to provide for the company's acquisition of the title to such paid up object of contribution, provided that any potential application for entry into the real estate register shall be filed within 15 days following the entry of the increase in the registered capital into the Commercial Register.

2. For other in-kind contributions, each contribution shall be paid up through the execution of a written agreement on contribution. Should know-how constitute such in-kind contribution, documentation shall also be required for such contribution to be effective, wherein such know-how is described. Should a company or a part thereof constitute an in-kind contribution, submission of such company or a part thereof shall also be required for the provision thereof. The company and the contribution shall draw up a record on the submission of documentation describing the know-how as well as a record on the submission of the company or a part thereof.

3. Unless the title to the object of an in-kind contribution is transferred to the company although the in-kind contribution is deemed paid up, the person that had undertaken to provide such contribution shall be obliged to pay the value of the in-kind contribution in monies and the company shall be obliged to return the in-kind contribution it had accepted to such person, unless it is obliged to issue the same to the obligee. Should a shareholder transfer shares or interim certificates to another, the transferee of such shares or interim certificates shall be liable for the satisfaction of the obligation to pay up the value of the in-kind contribution in monies, unless acquisition within a public market is concerned.

4. In subscription of shares for the purpose of increasing the registered capital, the subscriber shall be obliged to pay up the entire share premium and that part of the nominal value (but at least 30% thereof) that has been stipulated by the authority in charge in its decision on the increase in the registered capital. The remaining amount shall be paid up on dates specified in such decision, but under all circumstances within one year. In-kind contributions shall be paid up in full prior to the filing of the application for the entry of the increase in the registered capital into the Commercial Register.

5. Should the subscriber fail to pay the issue price of subscribed shares or the due and payable part of such price, it shall be called upon by the board of directors to pay the same within 30 days. After the expiration in vain of such deadline, however, the board of directors shall exclude such subscriber from the company and shall apply the procedure set forth in Section 177 (4) of the Commercial Code, or the general meeting shall decrease the registered capital by deciding on the non-issuance of shares.

6. In the event of a breach of the obligation to pay up the issue price of subscribed shares, the subscriber shall pay default interest at 24 % a year. However, the right to file an action for the payment of the issue price shall remain unaffected thereby.

Article 36
Decrease of Registered Capital

1. Decrease of the registered capital shall be governed pursuant to the provisions of Sections 211 through to 216c of the Commercial Code, while decrease of the registered capital through withdrawal of circulating shares based on the shareholders' proposal shall be permissible (pursuant to the provisions of Section 213c of the Commercial Code). Decrease of the registered capital through decrease of the nominal value of shares and interim certificates and through the decision not to issue shares shall also be permissible.

2. In decrease of the registered capital through withdrawal of circulating shares based on a proposal, the following procedure shall be observed:

   a) should registered capital be decreased through withdrawal of circulating shares based on a public draft agreement, a decision of the general meeting may determine that the registered capital shall be decreased to the extent of nominal values of circulating shares to be so withdrawn, or that it shall be decreased by a specific fixed amount,

   b) the board of directors shall publish in the manner set forth for convening of the general meeting the draft agreement pursuant to the provisions of Section 213c of the Commercial Code for the purpose of withdrawal of circulating shares,

   c) should such draft agreement be accepted, the board of directors shall submit to the Securities Center an order to suspend the right to dispose of the shares to which such draft agreement refers and in respect of which it has been accepted,

   d) the board of directors shall based on the authorization by the general meeting submit an application for the entry of the new amount of the registered capital into the Commercial Register to the extent to which the public draft agreement has been accepted by the shareholders,

   e) upon the entry of the amount of the registered capital into the Commercial Register, the board of directors shall without undue delay submit an order to the Securities Center to cancel the shares that the company had purchased pursuant to the provisions of the public draft agreement.

3. In the event of a decrease of the registered capital, the following rules shall also be observed:

   a) the general meeting shall decide on the decrease of the registered capital, provided that at least two-third majority of the votes of shareholders attending the relevant general meeting are required,

   b) in the notice of the general meeting and in the invitation thereto, the requisites specified in Section 14 (5) shall be included as well as requisites specified in Section 211 (1) of the Commercial Code

   c) within 30 days following the resolution of the general meeting, the board of directors shall file an application for the entry thereof into the Commercial Register,

   d) the general meeting's resolution on the decrease of the registered capital shall be performed by the very same board of directors or by the board of directors through another person,

   e) within 30 days following the legal effects of the general meeting's decision on the decrease of the registered capital towards third parties, the board of directors shall be obliged to inform in writing the creditors having receivables from the company arising prior to the effective date of such decision with respect to third parties of the amount of decrease of the registered capital and shall also request that such creditors apply their receivables; after its entry into the Commercial Register, the general meeting's decision on the decrease of the registered capital shall be published by the board of directors at least twice successively in at least thirty-day intervals and with a request for the creditors to apply their receivables,

   f) the board of directors shall file an application for the entry of the decrease of the registered capital within the period of specified in Section 216 of the Commercial Code,

   g) the registered capital may not be decreased under its lawful amount set forth in Section 162 (3) of the Commercial Code,

h) should the company be obliged to decrease the registered capital, it shall use the treasury stock or interim certificate for such purpose, provided that it owns any; also in other cases of decrease of the registered capital, the company shall use for the decrease of the registered capital in particular its treasury stock or interim certificate, while any other method may only be applied to decrease the registered capital in the event they are not sufficient for the decrease of the registered capital to the extent determined by the general meeting or should the purpose of the decrease of the registered capital not be complied with,

i) prior to the entry of the decrease of the registered capital into the Commercial Register and prior to the satisfaction or securing of the creditors' receivables pursuant to the provisions of Section 215 (2), or, as the case may be, Section 215 (4) of the Commercial Code, shareholders may not be provided any payments due to such decrease of the registered capital or forgiven or reduced any unpaid amounts of the nominal values of their shares as a result of such decrease of registered capital.

Article 37
Parallel Reduction of and Increase in the Registered Capital

1. Subject to terms and conditions stipulated by law, the general meeting may concurrently decide on the reduction of and increase in the registered capital, if the purpose of the reduction is to conform the par value of the existing registered shares to their price on public market in connection with increase in the registered capital through the subscription of new shares under public offer.

2. In a resolution on the parallel reduction of and increase in the registered capital, the general meeting may determine the extent of the registered capital reduction by determining the method of calculation of the amount of reduction according to the issue price of new shares to be set later on. Such a determination method must clearly reveal by what amount the registered capital is to be reduced. In a resolution on the concurrent reduction of and increase in the registered capital, the general meeting shall commission the board of directors to promptly publish the amount of the registered capital reduction and the new par value of the company's shares corresponding thereto, with such publication to be performed in a manner stipulated by law and by these Articles of Association with respect to the convening of a general meeting.

XI.
FINAL PROVISIONS

Article 38
Company's Winding Up and Extinction

1. The company shall be wound up as follows:

   a) by general meeting's decision on winding up with liquidation,

   b) by court decision,

   c) by the general meeting's decision on merger, on transfer of assets to shareholders or on company's split, by cancellation of bankruptcy proceedings after compliance with the schedule resolution, or by cancellation of bankruptcy proceedings due to the bankrupt's assets being insufficient for coverage of costs of bankruptcy proceedings, or by rejection of petition for declaration of bankruptcy due to insufficiency of assets.

2. The company shall be wound up as of the date of its deletion from the Commercial Register.

Article 39
Publishing, Notices, and Information

1. All facts that the company shall be obliged to publish shall be so published in *Obchodní věstník*.

2. All facts that the company shall be obliged to publish shall be published in *Hospodářské noviny* and posted in the company's registered office at a place designated for such purpose, unless provided otherwise by laws or these Articles of Association.

3. The annual report together with a report on related persons shall be published by the company pursuant to the provisions of special legal rules and regulations. Should a company issue registered securities, it shall also draw up and publish a semi-annual report and shall comply with all obligations of the issuer of registered securities set forth by special legal rules and regulations. Should the company intend to issue or offer securities to the public, it shall be obliged to draw up and publish a prospectus pursuant to the provisions of special legal rules and regulations.

Article 40
Procedure for Amending and Modifying These Articles of Association

1. The general meeting shall decide on amendments to and modifications of these Articles of Association as specified in Article 17.

2. Should amendments to these Articles of Association be included in the agenda of a general meeting, a notice of such general meeting shall at least characterize the basis of the proposed amendments and the draft amended Articles of Association shall be available to the shareholders for review in the company's registered office 30 days prior to the date of the relevant general meeting. Each shareholder may require sending of a copy of the draft amended Articles of Association at its own expense and risk. The shareholders shall be notified of such right in the notice of the general meeting or in the invitation thereto.

3. Should a shareholder intend to submit counterproposals at a general meeting to the proposed amendments to these Articles of Association specified in the notice of the general meeting, it shall be obliged to deliver the written wording of such counterproposal to the company at least five business days prior to the date of the relevant general meeting. The board of directors shall be obliged to publish such counterproposal together with its opinion, if possible, at least three days prior to the notified date of the general meeting concerned.

4. After the approval of such amendments to these Articles of Association by the general meeting, the board of directors shall provide for drawing up of a complete new wording of the Articles of Association and shall submit the same to the relevant registry court. All amendments to the Articles of Association consisting of the increase in or decrease of the registered capital, split of shares, or consolidation of shares into one share, changes in the form of shares or restrictions on transferability of registered shares or changes therein shall enter into effect as of the date of entry of such facts into the Commercial Register. Other amendments and changes shall enter into effect at the time when decided on by the general meeting, unless it arises from the decision of the general meeting on amendments to the Articles of Association or from the law that such changes shall only enter into effect at a later date.

CERTIFICATION OF FAIR AND ACCURATE TRANSLATION

The undersigned hereby certifies that to the best of my knowledge the above English translation is a fair and accurate translation of the original Czech language document.

	/s/ Libuše Látalová
Date: June 25, 2003	By: _____
	Name: Libuše Látalová
	Title: Head of Finance Administration